Exhibit 21.1
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Centessa Pharmaceuticals (UK) Limited	England and Wales
ApcinteX Limited	England and Wales
Z Factor Limited	England and Wales

Centessa Pharmaceuticals Holdings Inc.	Delaware
Centessa Biosciences, Inc.	Delaware
Centessa Pharmaceuticals, LLC.	Delaware